UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On June 12, 2023, SMX (Security Matters) Public Limited Company (the “Company”) filed a Report on Form 6-K (the “Original 6-K”) to report that it issued a press release to announce that as part of its global growth strategy, Mr. Oliver Buckle-Wright will be joining the Company’s team as its Vice President of Client Success, with a starting date of July 1, 2023 (the “Press Release”). The Press Release, attached as Exhibit 99.1 to the Original 6-K, inadvertently omitted a paragraph among other wording. This Amendment No. 1 to Form 6-K is being filed to amend the Original 6-K solely to refile the Press Release in its entirety. There are no other modifications or updates to any of the information made in the Original 6-K.

The Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description
99.1	Press release dated June 12, 2023
104	Cover Page Interactive Data (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 12, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer